Exhibit 99.1

ASM International Will Not Hold Proposed EGM

BILTHOVEN, the Netherlands, November 13, 2007 – ASM International N.V. (NASDAQ: ASMI and Euronext: ASM) announced today that it has decided it will not hold the Extraordinary General Meeting of Shareholders (EGM) scheduled for December 3, 2007. The Company said that current capital market conditions negatively affect its prior consideration to potentially issue one or more financial equity-related instruments in connection with the possible repurchase of the presently outstanding convertibles.

“We are committed to both increasing shareholder value and protecting existing shareholders from potential dilution of their ownership positions. With the interests of our shareholders in mind, we will continue to monitor options and timing for managing our capital structure going forward,” commented Arthur del Prado, President and CEO of ASM International.

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts: Naudvan der Ven	+ 31 30 229 85 40
Erik Kamerbeek	+ 31 30 229 85 00
Mary Jo Dieckhaus	+ 1 212 986 29 00